                                                                      Exhibit 11


         For more information:
         Joe Cutts                          JoAnn Horne
         Chief Financial Officer            Investor Relations
         Electronics For Imaging            Market Street Partners
         650-357-3500                       415-248-3790


         EFI ANNOUNCES CLOSURE OF TENDER OFFER FOR 93.2% OF SPLASH AND COMPLETION OF MERGER


         FOSTER CITY, Calif.-- (BUSINESS WIRE) -- Oct. 24, 2000 -- Electronics For Imaging, Inc. (EFI) (NASDAQ:EFII), the world leader in enabling networked printing solutions, and Splash Technology Holdings, Inc. (Splash) (Nasdaq: SPLH) jointly announced today that EFI's wholly owned subsidiary, Vancouver Acquisition Corp., accepted for payment the 2,220,325 shares that had been tendered pursuant to the offer (including 195,278 shares subject to guarantees of delivery), during the subsequent offering period which expired at 5:00 p.m., New York City time on Monday, October 23, 2000.

         After giving effect to the purchase of the additional shares tendered, EFI beneficially owned approximately 93.2% of the outstanding Splash shares.

         EFI and Splash also announced that, following the expiration of the subsequent offering period and pursuant to the merger agreement, Vancouver Acquisition Corp. was merged with Splash resulting in Splash becoming a wholly-owned subsidiary of EFI. As a result of this merger, all remaining Splash stockholders (other than EFI) will have the right to receive the same $10 per share in cash paid in the tender offer. Splash stock ceased to be traded on NASDAQ as of the close of business on Monday, October 23, 2000.

         Following the completion of the Splash-Vancouver merger, Splash was merged with and into EFI.

         "We are very excited about the addition of Splash's technology and industry specific expertise. The acquisition will enable us to demonstrate the scalability of our business model, as we continue to expand the products and services we offer to our clients and customer base," said Guy Gecht, Chief Executive Officer of EFI. "We believe Splash provides EFI with the technology and ability to further penetrate the graphics arts markets and also positions EFI to diversify into other emerging color imaging markets," he added.


         About Electronics For Imaging


              Electronics for Imaging (www.efi.com) is the world leader in enabling networked printing solutions. EFI technology allows copiers, printers, and digital presses to be shared across work groups, the enterprise, and the internet. The results are greater productivity, improved document management, seamless networking, and the assured quality of color and black-and-white images. The company's OEM partners look to EFI to deliver products that help grow sales and reduce costs associated with internal development and support. Competitive, feature-rich solutions, such as the Fiery and EDOX brands of networked image processors and the eBeam brand of Web-enabled whiteboard systems, are an outgrowth of our determination to offer OEMs and end users alike the highest assurance of innovation, quality, reliability, and support. The company employs more than 800 people and maintains 22 offices worldwide.

         SAFE HARBOR FOR FORWARD LOOKING STATEMENTS: Statements contained in this press release, which are not historical facts, are forward-looking statements subject to risks and uncertainties as discussed more fully in the companies' filings with the SEC, including their most recent Form 10-K and Form 10-Q. In addition, acquisitions involve risks and uncertainties which include, among others, the risk that expected growth will not be achieved, the integration of the companies will divert management attention and may not be achieved at all, any expected accretion in earnings will not materialize, expected synergies may not be realized and employees may choose not to continue with the combined company.